SECURITII 06008056 ON

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SEC FILE NUMBER
8 - 48207

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 2 8 2006

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Further Lane Securities, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 East 54th Street, Penthouse 1
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Michael Araiz (212) 490-2111
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED JUN 1 6 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, J. Michael Araiz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Further Lane Securities, L.P., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

Shaliza Yadali
Notary Public, State of New York
No. 01YA6010114
Qualify in Queens County
My Commission Expires July 13, ~~2000~~ 2006

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FURTHER LANE SECURITIES, L.P.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2005

FURTHER LANE SECURITIES, L.P.

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Partners of
Further Lane Securities, L.P.

We have audited the accompanying statement of financial condition of Further Lane Securities, L.P. as of December 31, 2005. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Further Lane Securities, L.P. as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 21, 2006

FURTHER LANE SECURITIES, L.P.

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS	
Cash and cash equivalents	$ 16,008
Securities owned, at market	3,111,539
Property and equipment, net	89,702
Due from affiliates	1,252,718
Other assets	71,159
	$ 4,541,126
LIABILITIES AND PARTNERS' CAPITAL	
Liabilities	
Securities sold, not yet purchased, at market	$ 1,478,503
Payables to clearing broker	1,013,423
Accrued expenses	130,156
Total liabilities	2,622,082
Partners' capital	1,919,044
	$ 4,541,126

See accompanying notes to financial statements.

1. Nature of operations

Further Lane Securities, L.P. (the "Company") is a broker dealer located in New York. The Company is registered with the Securities and Exchange Commission ("SEC"), and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company's Business is primarily comprised of agency commission transactions and principal trading of fixed income securities.

2. Summary of significant accounting policies

Cash and Cash Equivalents

The Company considers all highly-liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Securities Owned and Securities Sold, Not Yet Purchased, at Market

All securities owned and securities sold, not yet purchased are valued at market and unrealized gains and losses are reflected in principal transactions.

Securities Transactions

Securities transactions and the related income and expenses are recorded on a trade-date basis.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Computer equipment	3 years	Straight-line
Furniture and fixtures	5 years	Straight-line
Leasehold improvements	Lease term	Straight-line

Income Taxes

The Company is not subject to federal or state income taxes and, accordingly, no provision for these income taxes has been made in the accompanying financial statements. The partners are required to report their proportional share of gains, losses, credits and deductions on their respective income tax returns. The Company is subject to the New York City Unincorporated Business Tax for which a provision has been recorded.

The Partnership complies with the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

2. Summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. Property and equipment

Details of property and equipment at December 31, 2005 are as follows:

Computer equipment	$	33,463
Furniture and fixtures		8,198
Leasehold improvements		67,048
		108,709
Less accumulated depreciation		19,007
	$	89,702

4. Related party transactions

The Company has charged an affiliate $930,000 for various general and administrative expenses paid for on behalf of an affiliate during 2005. The amounts due from affiliates represent cash advances and reimbursements for expenses incurred on behalf of the affiliates and are non interest bearing and due on demand.

5. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

6. Securities owned and securities sold, not yet purchased

Details of securities owned and securities sold, not yet purchased at December 31, 2005 are as follows:

		Securities owned		Securities sold, not yet purchased
Collateralized Mortgage Obligations	$	2,379,156	$	-
Other debt securities		732,383		45,664
U.S. Government obligations				1,432,839
	$	3,111,539	$	1,478,503

7. Commitments

The Partnership leases office space under an operating lease with non cancelable lease terms in excess of one year.

At December 31, 2005, future minimum annual rent payments under these leases are approximately as follows:

Year ending December 31,		
2006	$	132,000
2007	$	132,000
2008		22,000
	$	286,000

Rent expense, including certain other rent charges, for the year ended December 31, 2005, were approximately $137,000.

8. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company's net capital was approximately $289,000, which was approximately $189,000 in excess of its minimum requirement of $100,000.

9. Off-balance sheet risk and concentrations of credit risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

In addition, the Company maintains its long and short securities positions at its clearing broker to which it also owes money. The excess of the net value of the securities positions over the amount owed to the clearing broker represents approximately 33% of the Company's capital. Also, the Company's affiliates owe it an aggregate amount which is approximately 65% of the Company's capital.